China Customer Relations Centers, Inc.

December 4, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.

Registration Statement on Form F-1

File Number 333-199306

Dear Ladies and Gentlemen:

On behalf of China Customer Relations Centers, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for December 8, 2015 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Mathew B. Chmiel at Haneberg, PLC, our counsel, who can be reached by phone at (804) 310-2681 or by email at matt@haneberg.us.

Very truly yours,

China Customer Relations Centers, Inc.

/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer